UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2015

Horizon Pharma Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-35238	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

(Address of principal executive offices)

Registrant’s telephone number, including area code: 011-353-1-772-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On March 29, 2015, Horizon Pharma, Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Horizon Pharma plc, Ghrian Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and Hyperion Therapeutics, Inc., a Delaware corporation (the “Target”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence an offer (the “Offer”) to acquire all of the outstanding shares of the Target’s common stock, par value $0.0001 per share (the “Shares”), for $46.00 per share in cash, without interest, subject to any required withholding of taxes (the “Offer Price”).

Completion of the Offer is subject to several conditions, including (i) there shall have been validly tendered and not validly withdrawn Shares that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of stock options of the Target (the “Target Options”) and warrants to purchase shares of common stock of the Target from which the Target has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of Target Options); (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a material adverse effect on the Target; (iv) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of the Target contained in the Merger Agreement; (v) Parent’s receipt of debt financing pursuant to the debt commitment letter described below (or any alternative financing) or Parent’s receipt of confirmation from its lenders the debt financing (or an alternative financing) will be available at the consummation of the Offer (the “Financing Condition”); and (vi) certain other customary conditions.

The Parent and Purchaser are obligated to commence the Offer within seven business days from the date of the Merger Agreement and to keep the Offer open for twenty business days, subject to possible extension under the terms of the Merger Agreement. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Target, with the Target surviving as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware without further stockholder approval (the “Merger”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share (other than (i) any Shares owned directly by Parent or Purchaser or held in the treasury of the Target, or (ii) any Shares as to which the holder properly exercises appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any optionholder, (i) all unvested Target Options that are outstanding as of immediately prior to the Effective Time shall fully vest and become exercisable and (ii) to the extent not exercised prior to the Effective Time, each Target Option shall be cancelled at the Effective Time and be converted into the right to receive an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per Share of each such Target Option and (B) the number of Shares of the Target’s common stock underlying such Target Option. Each Target Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of the restricted stock units of the Target (the “Target RSUs”), (i) all unvested Target RSUs that are outstanding as of immediately prior to the Effective Time shall fully vest and (ii) each Target RSU that is outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time and be converted into the right to receive an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of (A) the Merger Consideration and (B) the number of shares of the Target’s common stock underlying such Target RSU. Any payment in respect of any Target RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall be made on the applicable settlement date for such Target RSU if required in order to comply with Section 409A of the Code.

The Parent, Purchaser and the Target have made customary representations, warranties and covenants in the Merger Agreement, including using commercially reasonable efforts to consummate and make effective, and to satisfy all conditions to, the transactions contemplated by the Merger Agreement as promptly as practicable. The Target has agreed to (i) conduct its business in all material respects in the ordinary course consistent with past practice, including not taking certain specified actions, prior to consummation of the Merger, (ii) use commercially reasonable efforts to preserve its business organization and relationships and (iii) comply in all material respects with applicable laws.

The Target has also agreed (i) not to enter into, continue or participate in any discussions or any negotiations regarding any alternative proposals for the acquisition of the Target or any proposal or inquiry that is reasonably likely to lead to an alternative proposal for the acquisition of the Target and (ii) not to solicit, initiate or knowingly encourage or furnish any non-public information in connection with or for the purpose of soliciting, initiating or encouraging any proposal or inquiry that constitutes, or is reasonably likely to lead to an alternative proposal for the acquisition of the Target. However, subject to the satisfaction of certain conditions, the Target and its board of directors, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the board of directors’ recommendation following receipt of an unsolicited proposal, if the board of directors of the Target concludes in good faith, after consultation with the Target’s financial advisor, that it constitutes a superior proposal and concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under Delaware law. In addition, the board of directors of the Target is permitted to change its recommendation, for reasons not related to the receipt of an unsolicited proposal, if the board of directors has concluded in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware law.

The Merger Agreement includes customary termination provisions for both the Target and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Target to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Target will be required to pay to Parent a termination fee of $35 million. If the Merger Agreement is terminated by the Target for the failure of Parent to receive the proceeds of the debt financing contemplated thereby or other specified conditions, then Parent will be required to pay a termination fee of $75 million to the Target. In the event that Parent becomes obligated to pay such fee to the Target, such fee (together with Parent’s obligation to reimburse the Target for certain costs incurred by the Target in connection with its efforts to assist Parent in obtaining the debt financing) will be, except in the case of common law fraud or willful breach by Parent or Purchaser, the Target’s sole source of recovery against Parent or any of its affiliates for any losses or damages arising out of or relating to the transactions contemplated by the Merger Agreement and in no event will the Target be entitled to specific performance if Parent has paid such fee in accordance with the terms of the Merger Agreement.

The Merger Agreement has been unanimously adopted by the board of directors of Parent, Purchaser and the Target and the board of directors of the Target unanimously recommends that stockholders of the Target tender their Shares in the Offer.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Target, Parent or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission by the Target or Parent. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by the Target to Parent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Target, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Target, Parent or the Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Tender and Voting Agreement

On March 29, 2015, in connection with the Offer, each of New Enterprise Associates 12, Limited Partnership, Sofinnova Venture Partners VII, L.P., Donald J. Santel, Jeffrey S. Farrow and Christine A. Nash (together, the “Supporting Stockholders”) entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender their Shares in the Offer. As of March 29, 2015, the Supporting Stockholders owned an aggregate of approximately 21% of the outstanding shares of common stock of the Target. The Supporting Stockholders’ obligations under the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

Debt Commitment Letter

In connection with the Merger Agreement, Parent entered into a commitment letter (the “Debt Commitment Letter”) with Citigroup Global Capital Markets Inc. (“Citi”) and Jefferies Finance LLC (“Jefferies”) on March 29, 2015, pursuant to which Citi and Jefferies have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility, the proceeds of which, in addition to a portion of Parent’s existing cash, would be used to (i) refinance the loans under Parent’s existing credit facility and certain outstanding debt of the Target (the “Refinancing”), (ii) pay the Offer Price, and (iii) pay any prepayment premiums, fees and expenses in connection with any of the foregoing. The commitment to provide the term loans is subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. The Parent will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith.

The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Parent’s anticipated acquisition of the Target and the timing and benefits thereof, estimated future financial results and performance of RAVICTI and BUPHENYL and Parent’s business as a whole, Parent’s financing plans, the combined company’s strategy, plans, objectives, expectations and intentions, anticipated product portfolio, and other statements that are not historical facts. These forward-looking statements are based on Parent’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the acquisition on the proposed terms and schedule; whether Parent or the Target will be able to satisfy their respective closing conditions related to the acquisition; whether sufficient stockholders of the Target tender their shares in the acquisition; whether Parent will obtain financing for the transaction on the expected timeline and terms; the outcome of legal proceedings that may be instituted against the Target and/or others relating to the acquisition; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline, as well as other risks related to Parent’s and the Target’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and the Target’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2014. The Parent undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Target or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission by the Purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the Securities and Exchange Commission by the Target. The offer to purchase shares of the Target’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the Securities and Exchange Commission by Purchaser, and the

solicitation/recommendation statement will be filed with the Securities and Exchange Commission by the Target. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the Securities and Exchange Commission at the website maintained by the Securities and Exchange Commission at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 29, 2015, by and among Horizon Pharma, Inc., Ghrian Acquisition Inc. and Hyperion Therapeutics, Inc.

2.2	Form of Tender and Support Agreement.

99.1	Commitment letter with Citigroup Global Capital Markets Inc. and Jefferies Finance LLC, dated March 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	HORIZON PHARMA PUBLIC LIMITED COMPANY

	By:	/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 29, 2015, by and among Horizon Pharma, Inc., Ghrian Acquisition Inc. and Hyperion Therapeutics, Inc.

2.2	Form of Tender and Support Agreement.

99.1	Commitment letter with Citigroup Global Capital Markets Inc. and Jefferies Finance LLC, dated March 29, 2015